CUSIP NO. 19249H103	13D	Page 1 of 14

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. _____)*

Coherus BioSciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

19249H103

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA 94063

(650) 463-5243

November 6, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19249H103	13D	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Partners VII, L.P. (“SVP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,557,759 shares, except that Sofinnova Management VII, L.L.C. (“SM VII”), the general partner of SVP VII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,557,759 shares, except that SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,557,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.9%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 19249H103	13D	Page 3 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Management VII, L.L.C. (“SM VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,557,759 shares, all of which are owned directly by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,557,759 shares, all of which are owned directly by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,557,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.9%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 19249H103	13D	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,557,759 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,557,759 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,557,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.9%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 19249H103	13D	Page 5 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47 shares.
	8

SHARED VOTING POWER

2,557,759 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Healy, a managing member of SM VII and a director of the Issuer, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 47 shares.
	10

SHARED DISPOSITIVE POWER

2,557,759 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VII and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,557,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.9%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 19249H103	13D	Page 6 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Eric P. Buatois (“Buatois”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. permanent resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,557,759 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Buatois, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,557,759 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Buatois, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,557,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.9%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 19249H103	13D	Page 7 of 14

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.0001 per share (“Common Stock”), of Coherus BioSciences, Inc., a Delaware corporation (“Issuer”). This Schedule 13D is being filed by Sofinnova Venture Partners VII, L.P., a Delaware limited partnership (“SVP VII”), Sofinnova Management VII, L.L.C., a Delaware limited liability company (“SM VII”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Eric P. Buatois (“Buatois” and collectively with SVP VII, SM VII, Powell, and Healy, “Reporting Persons”).

ITEM 1. SECURITY AND ISSUER.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b) The Issuer’s principal executive offices are located at 201 Redwood Shores Parkway, Suite 200, Redwood City, California 94065.

ITEM 2. IDENTITY AND BACKGROUND.

(a) The persons and entities filing this Schedule 13D are SVP VII, SM VII, Powell, Healy, and Buatois. SM VII, the general partner of SVP VII, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VII. Healy may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Healy.

(b) The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP VII is to make investments in private and public companies, and the principal business of SM VII is to serve as the general partner of SVP VII. Powell, Healy and Buatois are the managing members of SM VII. Healy is a director of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SVP VII is a Delaware limited partnership. SM VII is a Delaware limited liability company. Powell and Healy are U.S. citizens. Buatois is a U.S. permanent resident.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In February 2014, in consideration of the Issuer’s acquisition of InteKrin Therapeutics, Inc., of which SVP VII and Healy were shareholders, the Issuer issued 384,393 shares of Series B convertible preferred stock of the Issuer to SVP VII and 47 shares of Series B convertible preferred stock of the Issuer to Healy. In connection with such acquisition, the Issuer assumed a convertible note of InteKrin payable to SVP VII, which was concurrently paid off by issuing 243,841 shares of Series B convertible preferred stock of the Issuer with a fair value of $1.0 million, as valued in such merger.

In February 2014, SVP VII purchased from a third party an aggregate of 716,857 shares of Series B convertible preferred stock of the Issuer for a purchase price of $6.97 per share, or $4,999,999 in the aggregate.

CUSIP NO. 19249H103	13D	Page 8 of 14

On February 12, 2014, Healy was granted an option to purchase up to 29,994 shares of the Issuer’s Common Stock. A portion of the shares underlying this option are vested and exercisable as of the date hereof. The original vesting schedule is as follows: the underlying shares subject to the option vest and become exercisable in successive, equal monthly installments over four years measured from February 12, 2014, subject to Healy’s continued service relationship with the Issuer on each such vesting date.

In March 2014, SVP VII purchased from a third party an aggregate of 134,973 shares of Common Stock for a purchase price of $1.67 per share, or $225,000 in the aggregate.

In May 2014, SVP VII purchased from a third party an aggregate of 501,799 shares of Series B convertible preferred stock of the Issuer for a purchase price of $8.75 per share, or $4,391,625 in the aggregate.

In May 2014, SVP VII acquired from the Issuer an aggregate of 149,970 shares of Series C convertible preferred stock of the Issuer at a price of $10.002 per share, or $1,500,000 in the aggregate.

On October 10, 2014, the Issuer’s Board of Directors approved the filing of an amendment to the Issuer’s certificate of incorporation to reflect a 1-for-1.667 reverse stock split (the “Reverse Stock Split”). All information in this Schedule 13D related to the number of shares, price per share and per share amounts of stock, and shares issuable under stock options and warrants have been retroactively adjusted to reflect this Reverse Stock Split for all periods presented.

In connection with the Issuer’s initial public offering of Common Stock, which closed on November 12, 2014 (“Offering”), the shares of Series B convertible preferred stock previously acquired by certain of the Reporting Persons were converted into Common Stock on a 1 for 1 basis.

In connection with the Offering, the shares of Series C convertible preferred stock previously acquired by certain of the Reporting Persons were converted into Common Stock on a 1 for 1 basis.

SVP VII purchased 425,926 shares of the Common Stock at $13.50 per share in the Offering, or $5,750,001 in the aggregate.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 19249H103	13D	Page 9 of 14

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 32,559,351 shares of Common Stock outstanding immediately after the Offering.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of SVP VII, the general partner and limited partners of SVP VII may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the preferred stock of the Issuer, the Reporting Persons and certain other investors are entitled to the registration of their shares, including demand and piggyback registration rights, as more fully described in the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 25, 2014 (the “Prospectus”) and incorporated herein by reference.

In connection with the acquisition of the preferred stock of the Issuer, the Reporting Persons and certain other investors entered into a voting agreement, entitling such parties to designate a director to the Issuer’s board of directors, and a right of first refusal and co-sale agreement, providing for rights of first refusal and co-sale relating to the shares of Common Stock held by certain key holders of the Common Stock. Each such voting agreement and such right of first refusal and co-sale agreement automatically terminated upon the closing of the Offering Each such voting agreement and such right of first refusal and co-sale agreement is more fully described in the Prospectus and incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus and incorporated herein by reference.

On February 12, 2014, Healy was granted an option to purchase up to 29,994 shares of the Issuer’s Common Stock. A portion of the shares underlying this option are vested and exercisable as of the date hereof. The original vesting schedule is as follows: the underlying shares subject to the option vest and become exercisable in successive, equal monthly installments over four years measured from February 12, 2014, subject to Healy’s continued service relationship with the Issuer on each such vesting date. The Issuer’s stock option plans are more fully described in the Prospectus and incorporated herein by reference.

In connection with the Issuer’s initial public offering, the Reporting Persons and certain other persons entered into a lock-up agreement and agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or such other securities, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC for a period of 180 days from the date of the Prospectus, subject to certain exceptions. Such lock-up period is more fully described in the Prospectus and incorporated herein by reference.

CUSIP NO. 19249H103	13D	Page 10 of 14

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney.
EXHIBIT C	Form of Indemnification Agreement for Directors and Officers, the form is incorporated herein by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 25, 2014.
EXHIBIT D	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, the form is incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on September 25, 2014.

CUSIP NO. 19249H103	13D	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 14, 2014

SOFINNOVA VENTURE PARTNERS VII, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 19249H103	13D	Page 12 of 14

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney.
C	Form of Indemnification Agreement for Directors and Officers, the form is incorporated herein by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 25, 2014.
D	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, the form is incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on September 25, 2014.

CUSIP NO. 19249H103	13D	Page 13 of 14

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Coherus BioSciences, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: November 14, 2014

SOFINNOVA VENTURE PARTNERS VII, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 19249H103	13D	Page 14 of 14

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.